Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Direxion Shares ETF Trust II

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

November 27, 2013

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549-6010

Re:	Direxion Shares ETF Trust II (the “Trust”)

File Nos.: 333-168227

Dear Mr. Kluck:

This letter is in response to the written comments and suggestions provided to the Trust by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on October 9, 2013, regarding the Trust’s Registration Statement on Form S-1. The Trust’s Registration Statement was filed on Form S-1 on July 20, 2010 and pre-effective amendments were filed for the Registration statement on February 12, 2013, January 10, 2013 and October 14, 2010, for the purpose of registering the following series: Direxion Daily Gold Bull 3X Shares, Direxion Daily Gold Bear 3X Shares, Direxion Daily Silver Bull 3X Shares, Direxion Daily Silver Bear 3X Shares, Direxion Daily Euro Bull 3X Shares, Direxion Daily Euro Bear 3X Shares, Direxion Daily Japanese Yen Bull 3X Shares, Direxion Daily Japanese Yen Bear 3X Shares, Direxion Daily Dollar Bull 3X Shares, Direxion Daily Dollar Bear 3X Shares (collectively, the “Funds”). The amendment to the Registration Statement filed on October 9, 2013 incorporated and responded to comments received in letter from the SEC Staff dated February 12, 2013, November 9, 2010 and August 15, 2010.

The Trust is filing herewith Pre-Effective Amendment No. 4 to the Trust’s Registration Statement (the “Amendment”). As noted, the Amendment includes disclosure changes made in response to Staff comments on Pre-Effective Amendment Nos. 1, 2 and 3 to the Trust’s registration Statement.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses. In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)	The Trust acknowledges that in connection with the comments made by the Staff on the amended Form S-1 registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Tom Kluck

Securities and Exchange Commission

November 27, 2013

PROSPECTUS

General

1.	Staff Comment: We note your response to comment 2 of our letter dated February 12, 2013. Exhibit A does not appear to have been attached to the correspondence filed on EDGAR. Please advise.

Response: The Trust responds that a draft of the Direxion Daily Gold Bull 3X Shares and the Direxion Daily Gold Bear 3X Shares’ Fact Sheet was inadvertently excluded as Exhibit A in its October 10, 2013 Correspondence filing with the SEC. Fact Sheets for the remaining Funds in the Trust have not yet been drafted. The Trust has included Exhibit A attached hereto.

Prospectus Cover Page

2.	Staff Comment: We note your disclosure on the cover page, and similar disclosure in the summary, that “[i]mplications of Shorting: Each fund with ‘Bear’ in its name pursues investment goals that are inverse to the performance of the benchmark … which is an investment strategy opposite of most mutual funds.” (Emphasis added). This disclosure does not appear to be applicable to this offering. Please revise or advise.

Response: The Trust responds by revising the disclosure on the cover page and in the summary as follows:

Implications of Shorting: Each Fund with “Bear” in its name pursues investment goals that are inverse to the performance of their benchmark, an investment style known as “shorting”, which is an investment strategy opposite of most mutual funds and exchange traded funds.

3.	Staff Comment: We note your disclosure in all capital letters towards the bottom of the cover page that, “Neither the Trust nor any fund is a mutual fund or any other type of investment company as defined in the Investment Company Action of 1940 …” (emphasis added). Please revise to state “Investment Company Act.” Also, at the end of this same paragraph, please include the following disclosure: “INVESTORS IN THE FUNDS ARE THEREFORE NOT AFFORDED THE PROTECTIONS OF THE INVESTMENT COMPANY ACT OR REGULATION BY THE SEC’S DIVISION OF INVESTMENT MANAGEMENT.”

Response: The Trust responds by making the requested revision and including the requested disclosure.

Summary, page 1

4.	Staff Comment: We have reviewed your response to comment 16 of our letter dated February 12, 2013. Please include disclosure in the prospectus as to where investors may find the daily NAV of the Funds.

Response: The Trust responds by including the requested disclosure under “Creation and Redemption Transactions” in the Summary section of the Prospectus and in the Net Asset Value section.

Mr. Tom Kluck

Securities and Exchange Commission

November 27, 2013

Plan of Distribution, page 76

5.	Staff Comment: We have reviewed your response to comment 31 of our letter dated February 12, 2013. Please note, however, that the Initial Authorized Participant will be deemed to be a statutory underwriter under Section 2(a)(11). As such we reissue the comment and request that you revise the Plan of Distribution section accordingly.

Response: The Trust responds by revising the Plan of Distribution section accordingly.

If you have any questions concerning the foregoing, please contact Angela Brickl of Direxion Asset Management, LLC at (646) 572-3463 or Thomas W. Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

Direxion Shares ETF Trust II

/s/ Daniel D. O’Neill
Principal Executive Officer

Daily Gold Bull 3x Shares

Fund Objective

The Direxion Daily Gold Bull 3X Shares seeks to provide daily leveraged investment results (before fees and expenses) that correlate positively to three times (300%) the daily performance of the benchmark.

Fund Symbol	GLDL
Intra-day Indicative Value	GLDL.IV
Daily Target	300%
Bloomberg Index Symbol	GCA (COMDTY GO )
CUSIP	25490F100
ISIN	US25490F1003
Gross Expense Ratio	1.67%
Net Expense Ratio**	0.95%
Inception Date	03/27/2013

Daily Gold Bear 3x Shares

Fund Objective

The Direxion Daily Gold Bear 3X Shares seeks to provide daily leveraged investment results (before fees and expenses) that correlate to three times the inverse (-300%) the daily performance of the benchmark.

Fund Symbol	GLDS
Intra-day Indicative Value	GLDS.IV
Daily Target	–300%
Bloomberg Index Symbol	GCA (COMDTY GO )
CUSIP	25490F209
ISIN	US25490F2092
Gross Expense Ratio	1.67%
Net Expense Ratio**	0.95%
Inception Date	03/27/2013

Target Index - Gold Benchmark Futures Contract

The benchmark for the Gold Funds is the daily last sale price value occurring on or before 4:00 p.m. E.T. of a standard Gold futures contract for the current active month for 100 troy ounces of gold, specified by the Chicago Mercantile Exchange (the “CME”) to be of a grade and quality that shall assay to a minimum of 995 fineness, as measured in U.S. Dollars and cents per troy ounce with a minimum fluctuation of $0.10 per troy ounce (the “Gold Benchmark Futures Contract”). The benchmark’s value will be calculated as the last sale price published by the CME on or before 4:00 p.m. E.T. (the “Daily Last Sale Value”) for the Gold Benchmark Futures Contract and may reflect trades occurring and published by the CME outside the normal trading session for the Gold Benchmark Futures Contract.

Futures Contracts	Month	Symbol	Lead Date
Comex Gold 100 OZ Future	February	GCG4	11/29/2013
Comex Gold 100 OZ Future	April	GCJ4	01/31/2014
Comex Gold 100 OZ Future	June	GCM4	04/30/2014
Comex Gold 100 OZ Future	August	GCQ4	06/30/2014
Comex Gold 100 OZ Future	October	GCV4	08/31/2014

**	Rafferty has contractually agreed to waive all or a portion of it’s fees and/or reimburse the fund for expenses through 03/01/2014, to the extent that the funds net annual operating expenses exceed 0.95%. This fund is not an investment company regulated under the Investment Company Act of 1940 and is not afforded its protections.

There is no guarantee these funds will meet their stated investment objectives.

Disclosures

The Funds have a limited operating history, meaning there is little performance history that might serve as a basis to evaluate an investment in the Trust. The Sponsor has limited experience operating commodity pools.

The Funds are not mutual funds or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and are not subject to regulation thereof. Unlike mutual funds, the Funds generally will not distribute dividends to shareholders.

Investing in a Fund subjects an investor to the risks of the applicable commodity market, which investment could result in substantial fluctuations in the price of Fund shares and the possible loss of principal. Commodities and futures generally are volatile and are not suitable for all investors. The Funds are non-diversified and include risks associated with concentration risk that results from the Funds’ investments in a particular industry or sector which can increase volatility. The use of derivatives such as futures contracts, forward contracts, options and swaps are subject to market risks that may cause their price to fluctuate over time. The Fund does not attempt to, and should not be expected to; provide returns which are a multiple of the return of the Index for periods other than a single day. For other risks including correlation, leverage, compounding, market volatility and specific risks regarding each sector, please read the prospectus.

To obtain further information about our funds

please visit us at: www.direxionfunds.com or call us at 1-866-476-7523.

Performance (as of 12/31/2013)
	GLDL		GLDS
	NAV	Market Close	NAV	Market Close
1 Month %	N/A	N/A	N/A	N/A
3 Month %	N/A	N/A	N/A	N/A
YTD %	N/A	N/A	N/A	N/A
1 Year %	N/A	N/A	N/A	N/A
Since Inception %	N/A	N/A	N/A	N/A

The Funds are designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Such investors are expected to monitor and manage their portfolios frequently. Investors in the Funds should (a) understand the consequences of seeking daily investment results, (b) understand the risk of shorting, and (c) intend to actively monitor and manage their investments. Shares of the Funds are not FDIC insured, may lose value and have no bank guarantee.

Foreside Fund Services, LLC is the distributor for the Direxion Shares ETF Trust II Funds.